FORM AW – AMENDMENT WITHDRAWAL REQUEST

February 26, 2009

VIA EDGAR

U.S. Securities Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund
(File Nos. 33-140017, 811-021449)

Dear Mr. Grzeskiewicz:

On behalf of the Nuveen Municipal High Income Opportunity Fund (“Fund”), I hereby submit this application for withdrawal of Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, filed on February 20, 2009 together with all exhibits (the “Amendment”) pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

The Amendment was filed in error as Type N-2/A and was intended to be filed as a Type POS 8C. It will be refiled today as a POS 8C.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Thomas S. Harman at 202.739.5662.

Very truly yours,

/s/    Kevin J. McCarthy

Kevin J. McCarthy

Vice President and Secretary